Nelnet Student Loan Trust 2008-3 Investor Presentation April 2008 NELNET STUDENT LOAN FUNDING, LLC HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS NELNET STUDENT LOAN FUNDING, LLC HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT NELNET STUDENT LOAN FUNDING, LLC AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, NELNET STUDENT LOAN FUNDING, LLC, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1- 877-317-3161.

FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements and information that are based on management's current expectations as of the date hereof. When used in this presentation, the words "anticipate," "believe," "estimate," "intend," and "expect," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, assumptions, and other factors that may cause the actual results to be materially different from those reflected in such forward-looking statements. These factors include, among others, the risks and uncertainties set forth in the "Risk Factors" section of our most recent Form 10-K and Form 10-Q filed with the SEC, and changes in the terms of student loans and the educational credit marketplace arising from the implementation of or changes in applicable laws and regulations, which may reduce the volume, average term, and costs of yields on student loans under the Federal Family Education Loan Program (the "FFEL Program" or "FFELP") of the U.S. Department of Education (the "Department") or result in loans being originated or refinanced under non-FFELP programs or may affect the terms upon which banks and others agree to sell FFELP loans to the Company. The Company could also be affected by changes in the demand for educational financing or in financing preferences of lenders, educational institutions, students, and their families; changes in the general interest rate environment and in the securitization markets for education loans, which may increase the costs or limit the availability of financings necessary to initiate, purchase, or carry education loans; losses from loan defaults; and changes in prepayment rates and credit spreads. References to "the Company" refer to Nelnet, Inc. and its subsidiaries. Non-GAAP Financial Measures The following presentation may include or reference the non-GAAP financial performance measures of base net income and adjusted base net income. Management uses such measures to evaluate the company along with other GAAP-based financial information. While base net income and adjusted base net income are not substitutes for reported results under GAAP, Nelnet provides the measures as additional information regarding financial results. A description of the calculation of these measures, a presentation of the most comparable GAAP financial measures and a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures are included in our most recent quarterly earnings release, quarterly reports on Form 10-Q and annual report on Form 10-K, which are available on our web site at www.nelnetinvestors.com.

Tab Transaction overview Nelnet corporate overview Industry overview Relative value Structural details Collateral Investor Website Appendices Federal Family Education Loan Program "101" CONTENTS

TRANSACTION OVERVIEW

TRANSACTION OVERVIEW Collateral: 100% FFELP/Stafford Loans Interest Rate Indices: The Classes A-1, A-2, A-3 and A-4 will be uncapped floating rate notes indexed over 3-month LIBOR Pricing Speed: 12% CPR for all loans Distribution Dates: Principal and interest paid quarterly on the 25th day of each February, May, August and November, commencing [August 25], 2008 Payment Priority: Principal will be allocated sequentially amongst the senior classes Issuance Level: The transaction will start at [104.01]% parity Reserve Fund: [$2,385,376] of the initial Pool Balance will be deposited into the Reserve Fund. The Reserve Fund is subject to a minimum amount equal to the greater of 0.25% of the Pool Balance of the close of business on the last day of the related collection period, or 0.10% of the initial Pool Balance Call Features: Expected to be the earlier of (a) the [11/2017] distribution date or (b) when the outstanding Pool Balance is 10% or less of the initial Pool Balance

TIMING AND KEY INFORMATION Lead Managers: Barclays Capital/JP Morgan/RBS Greenwich Capital/ Dexia Capital Markets (European Placement Agent) Co-manager: Societe Generale Corporate & Investment Banking Additional information: Free-writing prospectus: www.nelnetinvestors.com Electronic roadshow: www.netroadshow.com with password General information: www.nelnet.com Regulation A/B static www.nelnetstaticpool.com pool information: Key Dates

NELNET CORPORATE OVERVIEW

COMPREHENSIVE SUITE OF PRODUCTS & SERVICES Nelnet is an Education Services company Our products span the entire Education Life Cycle Nelnet products and services span the education life cycle Nelnet products and services span the education life cycle Tuition Payment Plans & e-commerce solutions 529 Plans College Planning Direct Marketing List Generation Practice Tests School matching Affordability Analysis Scholarship Searches Essay Editing Admissions Applications Direct Marketing List Generation College K 12 9 10 11 Transition Graduate Career (Return to school) Debt Management & Collection Services Resume Editing Nelnet Product Offerings

OVERVIEW OF OPERATING SEGMENTS Software / Technology Services Enrollment Services / List Management Tuition Payment /Campus Commerce Student Loan /Guaranty Servicing Asset Generation/ Management Portfolio Management Asset Generation Campus DTC FFELP Private Guaranty K-12 College Planning Lead Generation Retention Software Sales Software Development Technical Consulting Other 9 Asset generation segment Fee based segments

Nelnet Technology Solutions 6% Column 1 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 Asset management 0.4 Loan & guarantee servicing 0.31 Nelnet Business Solutions 0.07 Nelnet Enrollment Solutions 0.16 Nelnet Technology Solutions 0.06 DIVERSE SOURCES OF REVENUE 2004 net revenues 2007 net revenues Fee based businesses have grown from 29% to 59% of revenues Column 1 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 Spread revenue 0.71 Loan & guarantee servicing revenue 0.27 Diversified fee-based revenue 0.02 Asset management 71% Nelnet Technology Solutions 2% Loan & guarantee servicing 27% Asset management 41% Nelnet Business Solutions 7% Nelnet Enrollment Solutions 15% Loan & guarantee servicing 31%

SOLID FINANCIAL METRICS Transparent financial reporting philosophy Robust capital position with a focus on tangible equity Government guaranteed student loan portfolio Sustainable earnings performance Well positioned for strong, long term performance

2000 2001 2002 2003 2004 2005 2006 2007 East 1000000 1030000 2800270 2897885 5403576 6540000 6263000 3937500 MARKET LEADER IN STUDENT LOAN SECURITIZATION Nelnet is one of the most experienced issuers in the student loan securitization market 23 term ABS transactions completed since 2000, totaling nearly $30bn Will remain committed to the term financing of high quality student loans Nelnet Student Loan ABS Issuance as of December 31, 2007. Nelnet Funding Structure as of December 31, 2007 Nelnet Funding Structure Column 1 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 Term Floating Rate Notes 17508810 Commercial Paper 6855359 Auction Rate Notes 2905295 Unsecured Debt (all forms) 555000 Fixed Rate Notes and Other 214476 Other Borrowings 76889 Market Disruption

SUMMARY OF DIFFERENTIATORS Comprehensive suite of products & services creating economies of scope & scale Diversified revenue sources reduces political risk Flexible & cost effective capital structure continue to deploy capital with a long term focus High-quality, low-risk balance sheet growth strategy maintains low risk profile Solid earnings performance & robust equity base sustainable, long term focus

INDUSTRY OVERVIEW

Student Loan Originations Are Climbing (billions) 2004 17.3 mm Students 2015E 19.9 mm Students 1.2% CAGR 1996 $17,400 2006 $29,000 4.7% CAGR Rising Student Enrollments College Costs Are Rising Faster* * Current dollar basis; average published tuition, fees, room and board charges at private four-year institutions; enrollment-weighted Sources: ED, Octameron Associates, NCES, The College Board STRONG MACROECONOMIC DRIVERS OF EDUCATION EXPENDITURES '00 '01 '02 '03 '04E '05E '06E '07E '08E '09E East 37.4 39.7 45.4 52.1 53.7 56.8 60.2 63.8 67.6 71.8

RECENT LEGISLATIVE INITIATIVES



Bill Name	Strengthening Student Aid for All Act of 2008	Ensuring Continued Access to Student Loans Act of 2008	Emergency Student Loan Market Liquidity Act	Other Legislative Efforts
Bill Number	S. 8515	H.R. 5715	H.R. 5723; S. 2847	N/A
Sponsor	Senator Edward M. Kennedy	Rep. George Miller and Ruben Hinojosa	Rep. Paul Kanjorski and Senator John Kerry	N/A
Status	Introduced to the Senate on 4/3	Introduced to the House on 4/3	Introduced to the House on 4/8 and Senate on 4/10	Industry proposal
Major Provisions	• DOE to serve as a secondary market for FFELP loans • Designate guaranty agencies as "lenders of last resort" • Clarify DOE's authority to provide "lenders of last resort" with capital • Increase Pell Grants for lowest-income recepients by $750 • Increase annual FFELP limits by $1K/$2K for dependent/ independent undergrads • Increase aggregate FFELP limits to $29.5K/$57.5K for dependent/independent undergrads • Allow deferment of PLUS loans while in-school	• DOE to serve as a secondary market for FFELP loans • Clarify DOE's authority to provide "lenders of last resort" with capital • Increase annual FFELP limits by $2K • Increase aggregate FFELP limits to $31K/$57K for dependent/ independent undergrads • Allow deferment of PLUS loans until 6 months after graduation	• Permit FHLB to provide secured advances to its members to originate student loans or finance SLABS • Enable FHLB to invest in SLABS • Allow FHLB to accept student loans and SLABS as collateral • Two year authorization from enactment of legislation	• Proposal for Treasury to utilize the Federal Financing Bank as a secondary market for FFELP loans • Same mechanic that was historically in place when GSE funded FFELP loans • Solution may be relatively easy to implement
Potential Market Impact	• Provides liquidity, asset price stability and secondary market funding to lenders • Improves ABS supply technicals	• Provides liquidity, asset price stability and secondary market funding to lenders • Improves ABS supply technicals	• Provides liquidity, asset price stability and secondary market funding to lenders • Increases SLABS primary and secondary liquidity • Improves ABS supply technicals	• Provides liquidity, asset price stability and secondary market funding to lenders • Improves ABS supply technicals nelnet EDUCATION PLANNING & FINANCING
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NELNET IS AN INDUSTRY LEADER



Top FFELP holders

Rank	Name	$ billions
1	Sallie Mae	$112.4
2	Citigroup	26.4
3	Nelnet	22.4
4	Brazos Group	12.3
5	Wachovia	11.1
6	Wells Fargo	10.6
7	PHEAA	10.0
8	College Loan Corp.	9.6
9	Student Loan Express	7.2
10	Goal Financial	7.2

$26.7 billion as of 12/31/2007

Top FFELP loan servicers

Rank	Name	$ billions
1	Sallie Mae	$115.2
2	PHEAA	32.1
3	Nelnet	29.2
4	ACS	28.8
5	Great Lakes	26.8
6	Citigroup	19.5
7	JPMorgan Chase	10.6
8	Wells Fargo	10.2
9	Edfinancial	6.4
10	Express loan Servicing	6.3

$33.8 billion as of 12/31/2007

Top FFELP Stafford and PLUS originators

Rank	Name	$ billions
1	Sallie Mae	$7.0
2	Nelnet[1]	4.6
3	JP Morgan Chase	3.9
4	Citigroup	3.9
5	Bank of America	2.9
6	Wells Fargo	2.7
7	First Union Nat'l Bank	2.6
8	College Loan Corp.	1.4
9	U.S. Bancorp	1.2
10	EDAmerica	1.1

Top FFELP consolidators

Rank	Name	$ billions
1	Sallie Mae	$20.0
2	Nelnet	4.9
3	Citigroup	4.9
4	Next Student	3.3
5	Goal Financial	2.5
6	College Loan Corp.	2.2
7	PHEAA	2.1
8	Student Loan Xpress	1.9
9	Brazos Group	1.9
10	Wachovia	1.7

Source: Department of Education, Student Loan Servicing Alliance
Note: Federal fiscal years ended September 30, 2006 except for servicing as of December 31, 2006; pro forma for mergers & acquisitions
[1] Includes Nelnet franchise affiliated partners

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DEFAULT PERFORMANCE IS IMPROVING FFELP and FDLP cohort default rates have improved dramatically Nelnet's cohorts consistently outperform national averages The cohort default rate for schools measures the percentage of all Stafford and SLS (by school attended), and in certain circumstances Consolidation loans, scheduled to enter repayment in a given year that defaulted in that year or the following year Sources: National averages from US Department of Education; Nelnet Max > 20%

RELATIVE VALUE

RELATIVE VALUE OF NELNET SLABS Committed long term player in the SLABS market -2nd largest Scarcity Value - diversification to other players Transparency - Nelnet is "user friendly" & provides robust information to market Superior Servicer - Over three decades in the business Liquid secondary market Strong Collateral Performance Government Guarantee (97%/98%) Ratings are subject to conservative rating agency stresses Less sensitive to changes in US consumer performance Covered Bond eligible* Attractive credit spreads relative to collateral quality Overcollateralization of trust * Subject to local authority oversight Nelnet FFELP Student Loans ABS offers superior relative value versus other high- quality investments by nature of: 2004 2005 2006 2007 East 42179 58507 60049 49405 Student Loan ABS Issuance Great relative value play to US Agencies

STRUCTURAL DETAILS

TRANSACTION OVERVIEW Collateral: 100% FFELP/Stafford Loans Interest Rate Indices: The Classes A-1, A-2, A-3 and A-4 will be uncapped floating rate notes indexed over 3-month LIBOR Pricing Speed: 12% CPR for all loans Distribution Dates: Principal and interest paid quarterly on the 25th day of each February, May, August and November, commencing [August 25], 2008 Payment Priority: Principal will be allocated sequentially amongst the senior classes and pro-rata within each class Issuance Level: The transaction will start at [104.01]% parity Reserve Fund: $[2,385,376] of the initial Pool Balance will be deposited into the Reserve Fund. The Reserve Fund is subject to a minimum amount equal to the greater of 0.25% of the Pool Balance of the close of business on the last day of the related collection period, or 0.10% of the initial Pool Balance Call Features: Expected to be the earlier of (a) the [11/2017] distribution date or (b) when the outstanding Pool Balance is 10% or less of the initial Pool Balance

ADDITIONAL DETAILS Starting parity: Trust Parity Ratio: [104.01%] Collateral cut-off date: March 31, 2008 Expected settlement date: April 24, 2008, settles flat Servicing fee: The lesser of (i) $2.25 per borrower per month for student loans in-school or in-grace, $3.25 per borrower per month for all other student loans (with a 2% per annum inflation of fees); or (ii) 1/12th of 0.90% of the outstanding principal balance of the trust's student loans Administrator fee: 0.05% per annum ERISA eligible/Debt for tax: All Class A notes are ERISA eligible / This transaction is considered debt for tax purposes BIS risk weighting: Class A notes are 20% BIS risk weighted (25% in Switzerland); for those jurisdictions that have adopted the Basel II proposal the risk weighting on the notes may be as low as 7% Payment cycle: Principal and interest paid quarterly on the 25th (or next business day, if applicable) of each February, May, August and November beginning [August 25], 2008 Credit enhancement: Reserve Fund (0.25% fully funded at closing, subject to a 0.10% floor), Excess spread, Overcollateralization Optional purchase: The earlier of the [11/2017] quarterly distribution date or the date the Pool Balance equals 10% or less of the initial Pool Balance Equity Release Level: The release level will be a hard dollar amount [($41,682,255)] of enhancement (assets over liabilities), until the 5/2014 distribution date, at which point the adjusted pool balance to note balance must maintain a ratio of 105% Capitalized Interest Amount: Funds in the Capitalized Interest Account in excess of the required amounts on specified distribution dates will be transferred to the collection fund. Funds in the collection account are used to pay operating expenses, including amounts owed to the U.S. Department of Education and the guarantee agencies, servicing fees, trustees' fee, administration fees and interest and principal on the notes. On the quarterly distribution dates in November 2008, May 2009, November 2009 and May 2010, the trustee will transfer any amounts in excess of $[60] million, $[45] million, $[25] million and $[5] million, respectively. After the November 2010 distribution date, any amounts remaining in the account will be transferred to the collection fund

AVERAGE LIFE SENSITIVTY (PRELIMINARY - SUBJECT TO CHANGE) Average Life Sensitivities (1) (1) Priced to Call

CREDIT ENHANCEMENT ANALYSIS (PRELIMINARY - SUBJECT TO CHANGE) Credit Enhancement NSLT 2008-3 is structured without a Class B subordinate note. To replace the credit enhancement provided by the Class B note, Nelnet is providing [4.01]% of over-collateralization The transaction cash flows benefits from not having a subordinate note coupon that would increase the amount of debt service Over-collateralization's contribution to excess spread is amortized over the weighted average life of the transaction The current over-collateralization amount of [4.01]% exceeds the maximum risk share percent for the pool of 3.0% (loans at least 97% government guaranteed) $[1,038,535,867] Student Loans Reserve Cap I Fund $[998,462,000] AAA Notes (100% of notes) $[40,073,867] Overcollateralization ([4.01]% of notes) Nelnet NSLT 08-03 (Initial) WA CP Gross Margin 1.74% Spread to 3ML (1) -[1.46]% (Initial) WA Servicing Fee -0.30% Administration Fee -0.05% (Initial) CP Spread to 3ML -0.10% Excess Spread -[0.16]% Overcollateralization (OC) [4.01]% WAL Notes [4.50] yrs Per Annum Spread from OC [0.89]% Excess Spread with OC [0.73]% (1) Weighted Average based pricing speed

COLLATERAL

COLLATERAL SUMMARY

COLLATERAL SUMMARY Stafford - Subsidized Stafford - Unsubsidized Grad Plus 4th Qtr 0.4962 0.5038 In-School Repayment Grace Deferral Forbearance 0.9348 0.037 0.0101 0.0097 0.0085 Loan Type (100% Stafford) Borrower Payment Status Geography Reimbursement Rate California Florida Indiana Michigan Texas Ohio Nebraska Others 0.1948 0.1438 0.0913 0.0593 0.0568 0.0499 0.0494 0.3548 100 Percent 98 Percent 97 Percent 0.0008 0.1099 0.8893

Investor Website

INVESTOR/STATIC POOL WEBSITE NELNET Investor Website Investor Website: www.nelnetinvestors.com Debt/Securities Section Additionally, cash flows will be available on Bloomberg

Federal Family Education Loan Program "101"

RECENT LEGISLATIVE CHANGES Key Provisions of the College Cost Reduction Act Reduced Yield 55 bps decrease in SAP Yield Increased Origination Fee 50 bps increase (7-8 bps in annual yield) Increased Risk Share 97% guarantee & no EP (7-15 bps in annual yield) Increased Oversight Code of Conduct All changes are prospective for new loans with first disbursements that are on or after 10/1/2007 - No post 10/1/2007 loans are included in this transaction Additionally, Exceptional Performer repeal applies to all loans-both existing and new originations-after 10/1/07

Government guaranteed collateral Government subsidized Repayment features FEDERAL FAMILY EDUCATION LOAN PROGRAM (FFELP) Student loans "101" Loans are originated under the FFELP Properly serviced FFELP student loans are entitled to at least a 97% guarantee (98% for loans first disbursed before 7/1/2006) from the US Department of Education (ED) Guaranty agencies act as clearinghouses to pay claims for the ED, however the ultimate credit risk lies with the US Government Stafford and PLUS borrowers pay a floating rate of interest for loans first disbursed before 7/1/2006; Consolidation borrowers pay a fixed rate. Stafford and PLUS borrowers with loans first disbursed on/after 7/1/2006 pay a fixed rate of interest Through "Special Allowance Payments" (SAP) by the US Government, holders of loans first disbursed on/after 4/1/2006, earn the SAP rate...any excess borrower interest is rebated to the ED; loans first disbursed before 4/1/2006 earn the greater of the borrower interest rate or the borrower interest rate plus the SAP margin. SAP ensures holders of FFELP student loans receive a market rate of return even as interest rates fluctuate SAP ensures holders of FFELP student loans receive a market rate of return even as interest rates fluctuate Multiple Stafford and PLUS loans can be consolidated into one longer term loan (10-30 year repayment), with a fixed interest rate to the borrower. Consolidation loans are eligible for SAP which creates a variable rate loan to the holder in rising rate environments If returning to school, unemployed, or suffering financial hardship, borrowers have the option to defer payments while interest continues to accrue

FFELP Loans remain eligible for ED guarantee so long as servicers follow specified due diligence guidelines such as initiating certain collection procedures and maintaining accurate loan records Nelnet is one of the best performing servicers in the industry and has received the Exceptional Performance status by ED. Historical net losses due to ED guarantee ineligibility have ranged from 1/2 to 5 bps annually Special allowance payments (SAP) and interest subsidy payments (ISP) from the ED ensure that FFELP loan holders receive a market rate of return. While borrowers may pay either fixed or floating rates of interest, the holder always receives the floating rate (guaranteed SAP rate) for Loans first disbursed on/after 4/1/2006...any excess borrower interest, is rebated to the ED. For Loans first disbursed prior to 4/1/2006 the holder earns the greater of the borrower interest rate or the 90-day CP or 91-day T-bill plus a margin of 1.74% to 3.50% based on the type of loan (Stafford, PLUS, Consolidation), status of the loan (in-school, grace, deferment, repayment), and date of disbursement Reinsurance $ Payment of principal & interest Claim package 97% guarantee [98% for loans first disbursed prior to 7/1/2006] SAP / ISP Certified loan application Financial aid & loan application Lender requests guarantee Guarantee issued Reinsurance claim Disburse funds School Financial Aid Office Borrower Lender/Servicer U.S. Department of Education Guarantor GUARANTEE MECHANICS

SPECIAL ALLOWANCE PAYMENT (SAP)



Subsidized and Unsubsidized Stafford Loans

Date of loan	Annualized SAP rate
On or after 10/01/1981	T-Bill Rate less Applicable Interest Rate + 3.50%
On or after 11/16/1986	T-Bill Rate less Applicable Interest Rate + 3.25%
On or after 10/01/1992	T-Bill Rate less Applicable Interest Rate + 3.10%
On or after 07/01/1995	T-Bill Rate less Applicable Interest Rate + 3.10% (1)
On or after 07/01/1998	T-Bill Rate less Applicable Interest Rate + 2.80% (2)
On or after 01/01/2000	3- Month Commercial Paper Rate less Applicable Interest Rate + 2.34% (3)
On or after 10/01/2007	3-Month Commercial Paper Rate less Applicable Interest Rate + 1.79% (4)

(1)Substitute 2.5% in the formula while loans are in-school, grace or deferment status
(2)Substitute 2.2% in the formula while loans are in-school, grace or deferment status
(3)Substitute 1.74% in the formula while loans are in-school, grace, or deferment status
(4)Substitute 1.19% in the formula while loans are in-school grace, or deferment status

PLUS, SLS and Consolidation Loans

Date of loan	Annualized SAP rate
On or after 10/01/1992	T-Bill Rate less Applicable Interest Rate + 3.10%
On or after 01/01/2000	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.64% (Consolidation loans are subject to a 1.05% annualized loan rebate fee)
On or after 10/01/2007	PLUS loans – 3-Month Commercial Paper Rate less Applicable Interest Rate + 1.79% Consol. Loans – 3-Month Commercial Paper Rate less Applicable Interest Rate + 2.09% (Consolidation loans are subject to a 1.05% annualized loan rebate fee)

Note: CP rates calculated using bond equivalent yield

nelnet EDUCATION PLANNING & FINANCING

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Stafford Subsidized and Unsubsidized Loans: Calculation: 6.8% fixed rate for loans first disbursed on/after 7/1/2006. For loans first disbursed on or after 07/01/1998 and before 07/01/2006, rates are adjusted annually, based upon last auction in May of the bond equivalent rate of 91-day U.S. Treasury bills plus 1.7% per annum for in-school, grace and deferment, plus 2.3% per annum during repayment, not to exceed 8.25%. Current variable rates are 6.62% and 7.22% PLUS Loans: Calculation: 8.5% fixed rate for loans first disbursed on/after 7/1/2006. For loans first disbursed on or after 07/01/1998 and before 07/01/2006, rates are adjusted annually, based upon last auction in May of the bond equivalent rate of 91-day U.S. Treasury bills plus 3.1% per annum, not to exceed 9%. Current variable rate is 8.02% Consolidation Loans: Calculation: Fixed borrower interest rate for loans originated from applications received on or after 10/01/1998 will be equal to the lesser of 8.25% or the weighted average of the interest rates on the loans being consolidated, rounded to the nearest higher 1/8th of 1% * http://fp.ed.gov/fp/attachments/interest/Rates07.doc BORROWER INTEREST RATES

Stafford Loans - Subsidized and Unsubsidized $ 3,500 - 1st academic year undergraduate $ 4,500 - 2nd academic year undergraduate $ 5,500 - per academic year remaining undergraduate $ 8,500 - per graduate academic year Graduate and independent undergraduate students are also eligible for additional Unsubsidized Stafford Loan Funds $ 4,000 - 1st and 2nd academic year undergraduates $ 5,000 - additional academic years of undergraduate $ 12,000 - graduate students $ 46,000 - Maximum aggregate undergraduate borrowing $138,500 - Maximum aggregate undergraduate and graduate borrowing Loan limits for PLUS Loans PLUS Loans made on or after 07/01/1993 are limited only by the student's unmet need. Eligibility extended to graduate students effective 7/1/2006 LOAN LIMITS

FFELP STUDENT LOANS 101 (cont.) Overview of the payment and guarantee process US student loans are ultimately 97% to 98% guaranteed by the US Government Guaranty agencies will reimburse the lender 97% if the borrower defaults as long as the servicing has been done properly 1 If the guaranty agency becomes insolvent, the federal government is required to pay lender claims directly or reassign the guarantee obligation to another agency As per section 432(o) of the Higher Education Act, 20 U.S.C.S. §1082(o): CONSEQUENCES OF GUARANTY AGENCY INSOLVENCY. - In the event that the Secretary has determined that a guaranty agency is unable to meet its insurance obligations under this part, the holder of loans insured by the guaranty agency may submit insurance claims directly to the Secretary and the Secretary shall pay to the holder the full insurance obligation of the guaranty agency, in accordance with insurance requirements no more stringent than those of the guaranty agency. Such arrangements shall continue until the Secretary is satisfied that the insurance obligations have been transferred to another guarantor who can meet those obligations or a successor will assume the outstanding insurance obligations 1 Loans first disbursed before July 1, 2006 are 98% guaranteed

FLOW CHART OF LOSS PROTECTION FOR INVESTORS IN STRUCTURED DEBT TRANSACTIONS